Contact

www.linkedin.com/in/peterftravers (LinkedIn)
www.lifebridge10000.com (Other)
www.equitynet.com/c/lifebridge-10000-llc (Other)

Top Skills

Marketing Strategy
Entrepreneurship
Sales

Peter Travers

CEO, Team Builder, Developing Cancer Therapies, Driving profits and helping people at the same time. Seeking Investors.

Longwood, Florida, United States

Summary

In late 2012, I listened to my wife's labored breathing as she slept. Fluid was being drawn from her lung every 3 weeks to keep it from collapsing, and she was getting her affairs in order.

Then, we learned of an emerging therapy called Tumor Treating Fields (TTF) that was not yet available. Having founded three successful companies, the entrepreneur in me wondered if I could do what I had done before—put together a team and build something from scratch.

Collaboration has been a common thread throughout my career. The 1st company I started produced AV training for patients. Over a 12-year period, 3,000+ of the nation's hospitals ran our award winning-programs. My 2nd and 3rd companies, a marketing/lead generation firm and a loyalty program company, were similar to the first in one important way: success was dependent on team effort.

With this life experience in mind, I recruited a senior engineer and support team. We began our work in Feb. 2013, resulting in the cancer in her pleura being under control within 9 weeks. However, the cancer spread to other locations; the limitations of the present form of TTF left us with the decision of which cancer to treat and which to let grow. Our team knew there had to be a better way. Soon LifeBridge 10000, LLC was formed and we were patent pending on a new form of TTF built from the ground up for late-stage cancer patients with disease in multiple locations.

A race began to get our device funded and built in time for Laurie. Unfortunately, she passed away before the device could be completed. However, her life was extended 3 years. Her favorite thing to do the last days of her life was to hold her first grandchild—a joy she would not have experienced without TTF.

Laurie's desire and our sacred duty is to make our treatment available to as many people as possible. If you are interested in investing please contact us by clicking our contact tab. See links below.

Experience

LIFEBRIDGE INNOVATIONS, PBC

10 years 2 months

CEO

January 2015 - Present (10 years 2 months)

862 E Wildmere Ave

Responsible for all aspects of this company since its inception. We are the developers of a patented medical device designed from the ground up to extend the life of stage 4 cancer patients. Managed the process of getting the startup accepted into the University of Central Florida Business Incubator and Johnson and Johnsons JLABS. Formed production team of senior engineers and programmers for prototype development. Leading the company through the FDA approval process through team building.

Chief Executive Officer

January 2015 - Present (10 years 2 months)

Comprehensive Loyalty, Inc

Owner

August 2002 - Present (22 years 7 months)

Responsible for all aspects of this company since its inception. We are the creators of a comprehensive approach to customer and employee loyalty designed to help retail chains increase their sales by up to fifteen percent. The company is made up of a group of firms specializing in their own area, but combined into one cohesive system that serves the entire retail chain. Monitoring of ongoing results and compliance is a part of the system that then provides action plans to take advantage of the entire management method.

► Recruited top service providers for exclusive contracts

► Formed a team to produce predictive forecast models used in retail site selection

► Supervised over 400 site selection studies used in "Go" or "No Go" for over 90 million dollars of retail space

► Increased same store sales of clients brick and mortar stores by an average 15% to 25%

Travers Consulting (Sole Proprietor)
Senior Consultant
September 2001 - July 2002 (11 months)
Longwood FL

Began providing market research services to the franchise industry. Began building a team of companies that would later become Comprehensive Loyalty, Inc

Thrive Group L.L.C.
Marketing Consultant
January 2000 - August 2001 (1 year 8 months)
Grand Rapids MI, Sioux Falls SD, Longwood FL

The Spader Company, the largest provider of business training and consulting to the marine and RV Industries, and Statistical Surveys, the largest provider of market data for the same fields, formed a new company called the Thrive Group L.L.C. exclusively around the Marketing Alignment System I developed. The Thrive Group then hired me as their only employee. Responsibilities included performing computerized site selection, customer profiling and market research. I Was responsible for supervising any outside vendors utilized in research processes. Role also included being the national spokesperson for further roll out of the "Marketing Alignment" system. This included speaking at conventions and twenty group meetings across the country as well as presenting research results to key clients. The Marketing Alignment system I pioneered can literally change the way the Marine and RV industries make important marketing decisions.

► Created and sold a marketing report called the Thrive Report purchased by Marine and RV dealers in over 30 states
► Became a paid columnist writing marketing articles for Soundings Trade Only a publication for marine dealers. Now a subsidiary of the Wall Street Journal
► Provided consulting on Marine and RV dealership locations influencing over 30 million dollars of annual sales

Statistical Surveys, Inc.
Marketing Consultant
August 1997 - December 1999 (2 years 5 months)
Grand Rapids MI

Employed as an independent consultant for Statistical Surveys, Inc. Responsibilities included marketing the "Thrive Report" I had developed under SSI umbrella. Completed training in computerized site selection for retail outlets and established Statistical Surveys as a provider of this service. Performed comprehensive site selection for major national clients. Developed new applications for customer profiling systems for the Marine and RV industries. Assisted Statistical Surveys in negotiating long-term contracts by incorporating my consulting services into agreements.

► Successfully expanded the market for the Thrive Report to 18 states from 0

► Developed the Marketing Alignment System a premium marketing research program for the Marine and RV industries. Incorporated multiple disciplines and national experts into one comprehensive system

Travers Consultiung (sole proprietor)

Senior Consulting

June 1996 - June 1997 (1 year 1 month)

Longwood FL

As a consultant, worked with clients on strategic planning. Developed business and marketing plans for clients. Developed from concept, the "Thrive Report" market analysis for marine dealers. Wrote Excel visual basic program to automate the "Thrive Report". Became proficient in Map-Info GIS software.

Market-Tel of America

Founder/President

September 1990 - May 1996 (5 years 9 months)

Longwood FL

As Founder/President, established all company systems. Specialized in lead generation and market research. Responsibilities included the writing of all marketing presentations for over fifty clients.

► Managed the design/completion of 40,000 consumer surveys.

► Successfully developed a joint lead generation campaign involving 30 companies and ran it for 5 years

► Became a licensed mortgage loan originator to facilitate generating qualified leads for home financing resulting in over 40 million dollars in home loans

► Recruited, trained and managed a staff of 22 employees

Vision Multimedia Communications, Inc (Medical)

Founder/Owner

June 1977 - August 1990 (13 years 3 months)

Winter Park FL

Responsible for all aspects of this start up business. Produced and developed marketing methods for patient education videos on Diabetes, Hypertension, Stroke, OBGYN, Oncology, etc. Marketing efforts included attending medical conferences as an exhibitor, direct mail, telemarketing and advertising. Achieved building national brand within the medical patient education community.

► Successfully sold training materials to over 3,000 U.S. hospitals.
► Achieved over 1,000,000 viewers per year on closed circuit hospital channels.
► Received the following awards for excellence:

Awards: US Industrial Film Festival "Award for Creative Excellence"
1983, Colostomy Care
1985-Understanding Stroke.

US Industrial Film Festival "Silver Screen Award"
1985- The Flow of Love: Breast Feeding

Health Science Communications Association
1983- "Third Place Outside Production", Colostomy Care:

Biological Photographic Association 53 Annual Meeting
1983- "Second Place overall slide/tape category"
1983- "Medical Education Award"- slide/tape:

Education

University of Central Florida
B.A, Communications · (1975 - 1977)

Strategyn Institute
Advanced training in the science of innovation · (2008)